Exhibit 99.1

MATERIAL CHANGE REPORT

Regulation 51-102 Respecting Continuous Disclosure Obligations

Form 51-102F3

ITEM 1 – NAME AND ADDRESS OF COMPANY

THERATECHNOLOGIES INC.

2310 Alfred-Nobel Boulevard

Montreal, Québec

Canada H4S 2B4

ITEM 2 – DATE	OF MATERIAL CHANGE

March 4, 2013

ITEM 3 – NEWS	RELEASE

A news release describing this material change was issued on March 4, 2013 on “Marketwire”. A copy of the news release is available on the SEDAR website at www.sedar.com.

ITEM 4 – SUMMARY	OF MATERIAL CHANGE

On March 4, 2013, Theratechnologies Inc. (the “Corporation”) announced that the Therapeutic Products Directorate of Health Canada (“Health Canada”) issued a Notice of Non-compliance-Withdrawal (NON/w) for its new drug submission for tesamorelin proposed for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy.

ITEM 5 – FULL	DESCRIPTION OF MATERIAL CHANGE

5.1 Full description of material change

On March 4, 2013, the Corporation announced that Health Canada issued a NON/w for its new drug submission for tesamorelin proposed for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. Health Canada concluded that the risks of tesamorelin outweighed its benefits under the proposed conditions of use.

The Corporation also announced that it was looking at its alternatives with its commercial partner, Actelion Pharmaceuticals Canada Inc., including appealing this decision.

5.2 Disclosure for restructuring transactions

Not applicable.

ITEM 6 – RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7 – OMITTED INFORMATION

Not applicable.

ITEM 8 – EXECUTIVE OFFICER

For further information, contact Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary of the Corporation at (514) 336-4804, ext. 288.

ITEM 9 – DATE OF REPORT

March 13, 2013.